April 27, 2005

Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Re:          Micro Component Technology, Inc.

                Form 10-K for the Fiscal Year Ended December 31, 2004

                File No. 000-22384

Dear Sir or Madam:

This letter responds to the Staff comment letter dated April 15, 2005.  Set forth below is the text of each comment and the Company’s response.

Comment No. 1:

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures — Page 29

1.                                        We note your disclosure that “the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, our disclosure controls and procedures are effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective.  However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

                                                 Response:

                                                 This disclosure will be revised in future filings to address this comment.

Comment No. 2:

2.                                        We note your disclosure that “there were no significant changes made in our internal control over financial reporting, or to our knowledge, in other factors that could materially affect these controls…”  In future filings, please remove the words “significant” and “in other factors that could materially affect”, and revise your disclosure to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003.

                                                 Response:

                                                 This disclosure will be revised in future filings to address this comment.

Comment No. 3:

Note 7.  Long-Term Debt — Page F-17

3.                                        We note that there was no beneficial conversion of the notes payable into common stock.  Supplementally tell us how the conversion price was determined and if the conversion price reflected a discount from the quoted market price of the stock on the date of issuance.  If so, tell us why a beneficial conversion feature was not recognized.  Refer to the guidance in EITF 98-5 and 00-27 as necessary.

                                                 Response:

                                                 The $1.00 conversion price on the notes was determined through negotiation with the holders of the notes as part of the note restructuring as described in our public filings.  On June 30, 2003, the time the agreement was made, the shares of the Company’s stock closed at $0.51 per share, thus no discount from market existed on the date of issuance. On February 25, 2005, the conversion price was reduced again to $0.85 per share.  This new conversion price was also not at a discount from market.

In connection with this response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any remaining questions or comments about this matter.

Yours truly,

Micro Component Technology, Inc.

By:	/s/ Roger E. Gower
Roger E. Gower, CEO

cc:           Thomas E. Dyer, Staff Accountant